EXHIBIT 99.2

DUNXIN FINANCIAL HOLDINGS LIMITED

敦信金融控股有限公司

(incorporated in the Cayman Islands as an exempted company with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on January 10, 2025

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Ordinary Shares (as defined hereunder in Notes)1, of Dunxin Financial Holdings Limited (the “Company”), hereby appoint Mr. Longwen (Stanley) He, the Acting Secretary of the Company or (Name) of (Address)________________ as my/our proxy to attend and act for me/us at the Annual General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., Eastern Time (11:00 p.m. Beijing Time), on January 10, 2025 at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, 430063, China (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1

Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2

If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Mr. Longwen (Stanley) He, the Acting Secretary of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

	For	Against	Abstain
Proposal 1: As an ordinary resolution, that Longwen (Stanley) He be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 2: As an ordinary resolution, that Yuan Gao be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 3: As an ordinary resolution, that Weidong Xu be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 4: As an ordinary resolution, that Hao Xu be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 5: As an ordinary resolution, that Siyuan Xu be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders.	☐	☐	☐

Proposal 6: As a special resolution, that the Company’s name be changed from "Dunxin Financial Holdings Limited" to "Eason Technology Limited" (the “Name Change”) and the Company’s dual foreign name in Chinese be changed from "敦信金融控股有限公司" to "益生科技集团" (the “Foreign Name Change”).

	☐	☐	☐

Proposal 7: As a special resolution, subject to the shareholder’s approval of the Name Change and Foreign Name Change, to approve and adopt the Fourth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”) in substitution for the existing Third Amended and Restated Memorandum and Articles of Association of the Company, to reflect the Name Change and Foreign Name Change (the “M&AA Amendment”).

	☐	☐	☐

Proposal 8: As an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares pursuant to the 2025 Equity Incentive Plan (the “Incentive Plan”).

	☐	☐	☐

Dated_________________

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Shareholder ____________________________

1

Notes:

1.

Only the holders of record of the Company’s Class A Ordinary Shares, par value $0.0005 per share (the "Class A Ordinary Shares") and Class B Ordinary Shares, par value $0.00005 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the "Ordinary Shares") at the close of business on December 10, 2024, New York time, should use this form of proxy.

2.

Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.

This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Longwen (Stanley) He, 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, 430063, China not less than 48 hours before the time for holding the Annual General Meeting.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.

2